230 Park Avenue 11th Floor New York, NY 10169-0079 (212) 818-9200 (212) 818-9606 (Fax)
51 John F. Kennedy Parkway
First Floor West Short Hills, NJ 07078-2713 (973) 218-2509 (973) 218-2401 (Fax)

www.ssbb.com

Joseph Sierchio Email: jsierchio@ssbb.com Direct Dial: (212) 404-8765

April 8, 2019

Mr. Edward M. Kelly

Division of Corporation Finance

Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Re:	SolarWindow Technologies, Inc.
Post-Effective Amendment 1 to Registration Statement Filed February 28, 2019 File No. 333-222809

Dear Mr. Kelly:

We note the receipt by SolarWindow Technologies, Inc. (the “Company”), a Nevada corporation, of the comment letter (the “Comment Letter”) dated March 13, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Post-Effective Amendment 1 to Registration Statement. On behalf of the Company, we hereby provide the response set forth below to the Staff’s comments in the Comment Letter.

We also simultaneously herewith filing of Post-Effective Amendment 2 to Registration Statement (the “POSAM”) containing additional disclosures and revisions addressing the Staff’s comments and such additional disclosures and revisions as the Company deemed appropriate.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

General

1.	You indicate in the "Explanatory Note" on page 2 that the post-effective amendment updates the financial statements for the fiscal year ended August 31, 2018. Since the filing of the updated financial statements was not timely, please advise whether you have made any offers or sales using the prospectus during the period in which the audited financial statements were not current.

The Company advises the Staff that during the period in which the audited financial statements were not current, the Selling Stockholders named therein have not made any offers or sales using the prospectus. Moreover, the Company had (i) advised the Selling Stockholders that the prospectus may not be relied upon for the resale of their shares; and (ii) informed the stock transfer agent of the same; and (iii) confirmed with the stock transfer agent that no shares were transferred pursuant to the prospectus.

Please note that the Selling Stockholders whose shares could be sold pursuant to Rule 144 without limitation or restriction were removed from the POSAM.

1

2.	Disclosure on page 3 indicates that your common stock is quoted on OTCPink. While issuers of securities quoted on OTCQX and OTCQB of OTC Markets may rely upon our accommodations for at-the-market offerings by selling stockholders where a public or existing market is necessary, those accommodations do not extend to OTCPink. Please revise disclosure throughout the registration statement to indicate that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price which you specify in the prospectus until your shares of common stock are quoted on OTCQX or OTCQB or are listed on a national securities exchange or are quoted on the OTCBB.

As requested in the Comment Letter, the Company has updated the prospectus and the disclosures in the post-effective amendment to reflect that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price of [**] per share, until the Company’s shares of common stock are quoted on the OTCQX or OTCQB or are listed on a national securities exchange or are quoted on the OTCBB, at which time the Selling Stockholders will determine at what price it may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings that the Company makes with the Staff. The Company supplementally acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any such action with respect to such filings. Furthermore, the Company supplementally acknowledges that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the POSAM at the Staff’s earliest convenience. You should contact the undersigned at (212) 818 – 9200.

Sincerely,

/s/ Joseph Sierchio
Joseph Sierchio, Esq.

cc:     Securities and Exchange Commission:

Ms. Kathryn McHale

SolarWindow Technologies, Inc.

Board of Directors

Chief Executive Officer

2